82-2555

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004

(UNAUDITED)

PREPARED BY MANAGEMENT

dlw 8/3

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS

	As at May 31, 2004 (Unaudited)	As at Feb. 29, 2003 (Audited)
CURRENT		
Cash	$ 158,314	$ 82,668
GST receivable	2,063	3,942
Prepaid expenses and deposit	1,400	2,140
	161,777	88,750
RESOURCE PROPERTIES (Note 3)	25,264	25,264
	$ 187,041	$ 114,014

LIABILITIES

CURRENT		
Accounts payable and accrued liabilities	$ 18,034	$ 15,817
Due to related parties	-	2,058
	18,034	17,875

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)	5,280,280	5,178,280
DEFICIT	(5,111,273)	(5,082,141)
	169,007	96,139
	$ 187,041	$ 114,014

APPROVED BY THE DIRECTORS:

"Dusan Berka"

"Hanif Sachedina"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTH PERIODS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

	THREE MONTHS ENDED MAY 31, 2004	THREE MONTHS ENDED MAY 31, 2003
EXPENSES		
Administration	$ 4,000	$ -
Bank charges	115	76
Consulting fees	3,125	-
Exploration costs written off	-	161
Filing fee	1,120	1,480
Management fees	6,000	8,500
Office and miscellaneous	86	721
Professional fees	9,017	3,805
Promotion and travel	-	3,115
Shareholder information	4,130	-
Telephone	-	239
Transfer agent	1,539	1,064
NET LOSS FOR THE PERIOD	(29,132)	(19,161)
DEFICIT, BEGINNING OF PERIOD	(5,082,141)	(4,960,721)
DEFICIT, END OF PERIOD	$ (5,111,273)	$ (4,979,882)
BASIC AND DILUTED LOSS PER SHARE	$ (0.003)	$ (0.003)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MAY 31, 2004 AND 2003

(UNAUDITED)

	THREE MONTHS ENDED MAY 31	
	2004	2003
OPERATING ACTIVITIES		
Net loss for the period	$ (29,132)	$ (19,161)
Add item not involving cash:		
Write down of resource properties expenditure	-	161
Non-cash working capital items	2,778	(68,748)
	(26,354)	(87,748)
FINANCING ACTIVITIES		
Share subscriptions	-	(14,000)
Proceeds from shares issued	102,000	110,000
	102,000	96,000
INVESTING ACTIVITIES		
Resource properties expenditure	-	(161)
INCREASE IN CASH	75,646	8,091
CASH, BEGINNING OF PERIOD	82,668	11,843
CASH, END OF PERIOD	$ 158,314	$ 19,934
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ -	$ -
Cash paid for Income Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

1. NATURE OF OPERATIONS

The Company is a development stage public Company whose shares trade on the TSX Venture Exchange. The Company is in the process of exploring its mineral property and has not yet determined whether this property contains mineral reserves that are economically recoverable. The consolidated financial statements have been prepared on a going concern basis. At May 31, 2004, the Company has not achieved profitable operations and has incurred losses of $5,111,273 since inception. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary 1055019 Ontario Limited, ("Ontario Co."). All intercompany transactions have been eliminated.

b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

c) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the balance sheet date exchange rate and non-monetary items are translated at the historical exchange rate. Revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

d) Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted Loss per share.

e) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and amounts due to or by related parties approximate fair market value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after March 1, 2002.

h) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

3. RESOURCE PROPERTIES

	Balance Feb. 29, 2004	Additions	Balance May 31, 2004
Simkar property, Quebec, Canada			
Deferred exploration costs -			
Assessment fees	$ 23,852	-	$ 23,852
Assays and reports	1,412	-	1,412
	$ 25,264	$ -	$ 25,264

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totaling 557 acres located in Louvicourt Township, Quebec.

All costs pertaining to this property were written off in previous years. During the year ended February 29, 2004, the Company incurred additional exploration costs totaling $25,264.

3. RESOURCE PROPERTIES - continued

b) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in Otish Mountain region of Quebec from Quebec Ministry of National Resources for $10,000 cash.

During the year ended February 29, 2004, management had abandoned this property, and, accordingly, the acquisition cost of $10,000 and exploration costs of $1,323 were written off.

4. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	At Share Price	Number of Shares	Amount
Balance, February 28, 2003		6,941,371	$ 4,874,081
Pursuant to private placement	$ 0.12	800,000	96,000
Pursuant to private placement of 300,000 flow-through shares and 1,050,000 non flow-through shares	$ 0.11	1,350,000	148,500
Finder's fee		-	(11,000)
Pursuant to stock options exercised	$ 0.14	100,000	14,000
	$ 0.13	352,068	45,769
	$ 0.12	42,000	5,040
	$ 0.11	53,544	5,890
Balance, February 29, 2004		9,638,983	5,178,280
Pursuant to private placement of:			
Flow-through shares	$ 0.17	250,000	42,500
Non flow-through shares	$ 0.17	350,000	59,500
Balance, May 31, 2004		10,238,983	$ 5,280,280

4. SHARE CAPITAL – continued

c) Shares Held in Escrow

As at May 31, 2004, 131,250 (February 29, 2004 – 131,250) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without regulatory consent.

d) Commitments:

Stock-based Compensation Plan

The Company has granted stock options to directors, employees and non-employees. These options are granted with the exercise price equal to the market price of the Company's shares at the date of the grant. A summary of the status of the options outstanding as at May 31, 2004 and February 29, 2004 and changes during the periods then ended is presented below:

	May 31, 2004		February 29, 2004	
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of period	130,000	$ 0.12	770,000	$ 0.12
Cancelled / expired	(88,000)	$ 0.12	-	$ -
Granted	1,175,612	$ 0.12	190,000	$ 0.25
Exercised	(447,612)	$ 0.13	-	$ -
Outstanding and exercisable at end of period	770,000	$ 0.12	960,000	$ 0.15

As discussed in its accounting policy note, the Company does not record compensation expense on the granting of stock options for employees. The stock compensation expense for the period ended May 31, 2004 associated with employees and directors' options, not recognized in the financial statements is disclosed in the pro forma amounts below:

	Period ended May 31, 2004	Period ended May 31, 2003
Loss for the period as reported	$ (29,132)	$ (19,161)
Compensation expense related to fair value of stock options	(36,100)	-
Pro forma loss for the period	$ (65,232)	$ (19,161)
Pro forma loss per share	$ (0.007)	$ (0.003)

4. SHARE CAPITAL – continued

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model with the following assumptions:

	Period ended May 31, 2004
Risk free interest rate	4.11%
Expected dividend yield	0%
Expected stock price volatility	101%
Expected life of options	5 years

As at May 31, 2004, the following stock options are outstanding:

Number of shares	Exercise Price	Expiry Date
150,000	$0.13	March 6, 2008
620,000	$0.11	December 5, 2008
190,000	$0.25	January 28, 2009

Warrants

As at May 31, 2004 the following warrants are outstanding:

Number of shares	Exercise Price	Expiry Date
800,000	$0.16	April 15, 2005
1,350,000	$0.15	January 26, 2006
600,000	$0.23	April 2, 2006

Flow-Through Shares

During the period ended May 31, 2004, the Company issued 250,000 flow-through units for proceeds of $42,500. The proceeds from this issue must be used for qualifying exploration expenditures which will be renounced by the Company in favor of the investors purchasing such shares and such expenditures are not available to the Company. At May 31, 2004, the cash of $158,314 in the balance sheet included $42,500 to be used for qualifying exploration expenditures.

5. RELATED PARTY TRANSACTIONS

a) During the period the Company paid management and administrative fees of $10,000 (2003 – $8,500) to the directors and two companies belonging to two directors.

b) During the period the Company accrued $2,033 (2003 - $1,200) for accounting fees to a firm belonging to a former director.

c) During the three month period ended May 31, 2004, consulting fees of $3,125 (2003 – NIL) were paid to a director and to a company controlled by another director.

d) Accounts payable at May 31, 2004 included $5,778 (February 29, 2004 - $5,243) due to an accounting firm in which a former director is a partner.

e) The amount due by or to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

6. CORPORATION LOSS CARRY FORWARDS

At May 31, 2004 the Company has accumulated non-capital losses totaling $1,202,005 (February 29, 2004 - $1,172,954) which may be applied against future year's taxable income. These losses expire as follows:

2005	$ 373,829
2006	163,590
2007	144,209
2008	113,944
2009	160,998
2010	106,287
2011	139,229
	$ 1,202,086

At May 31, 2004 the Company has accumulated Canadian exploration and development expenditures of $289,318, foreign exploration expenditures of $435,464 and an earned depletion base of $67,604. These expenditures carry forward indefinitely and are available to offset against certain future year's taxable income at various rates per year.

The future tax benefit of these losses and expenditures, if any, has not been recorded in the financial statements as it is more likely than not that the future tax assets will not be realized and accordingly a full valuation allowance has been made.

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management Discussion & Analysis
for the Quarter Ended
May 31, 2004

Unit 5, 9110 Glover Road, Box 865
Fort Langley, BC Canada V1M 2S2

Tel.: 604-341-3195 / Fax : 604-683-1350
Email: info@megastardevelopment.com
Website: www.megastardevelopment.com

5. RELATED PARTY TRANSACTIONS

a) During the period the Company paid management and administrative fees of $10,000 (2003 – $8,500) to the directors and two companies belonging to two directors.

b) During the period the Company accrued $2,033 (2003 - $1,200) for accounting fees to a firm belonging to a former director.

c) During the three month period ended May 31, 2004, consulting fees of $3,125 (2003 – NIL) were paid to a director and to a company controlled by another director.

d) Accounts payable at May 31, 2004 included $5,778 (February 29, 2004 - $5,243) due to an accounting firm in which a former director is a partner.

e) The amount due by or to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

6. CORPORATION LOSS CARRY FORWARDS

At May 31, 2004 the Company has accumulated non-capital losses totaling $1,202,005 (February 29, 2004 - $1,172,954) which may be applied against future year's taxable income. These losses expire as follows:

2005	$ 373,829
2006	163,590
2007	144,209
2008	113,944
2009	160,998
2010	106,287
2011	139,229
	$ 1,202,086

At May 31, 2004 the Company has accumulated Canadian exploration and development expenditures of $289,318, foreign exploration expenditures of $435,464 and an earned depletion base of $67,604. These expenditures carry forward indefinitely and are available to offset against certain future year's taxable income at various rates per year.

The future tax benefit of these losses and expenditures, if any, has not been recorded in the financial statements as it is more likely than not that the future tax assets will not be realized and accordingly a full valuation allowance has been made.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dusan Berka, President and Chief Executive Officer of Megastar Development Corp., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim Filings*) of **Megastar Development Corp.,** (the issuer) for the quarter ending **May 31, 2004;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: July 20 , 2004

Dusan Berka, P. Eng.
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Hanif Sachedina, Secretary and Chief Financial Officer of Megastar Development Corp., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim Filings*) of **Megastar Development Corp.,** (the issuer) for the quarter ending **May 31, 2004;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: July 20 , 2004

Hanif Sachedina,
Secretary and Chief Financial Officer

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management Discussion & Analysis for the Quarter Ended May 31, 2004

Unit 5, 9110 Glover Road, Box 865
Fort Langley, BC Canada V1M 2S2

Tel.: 604-341-3195 / Fax : 604-683-1350
Email: info@megastardevelopment.com
Website: www.megastardevelopment.com

MEGASTAR DEVELOPMENT CORP.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED MAY 31, 2004 AND UP TO THE DATE OF THIS REPORT:

1. NATURE OF BUSINESS:

Megastar Development Corp. (the "Company") is incorporated under the laws of British Columbia and is primarily engaged in the acquisition, exploration and development of resource properties.
It has not yet been determined whether these properties contain mineral reserves that are economically recoverable.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:

See Note 3 – Resources Property Interests attached to these Financials for specific details of various property agreements.

(b) Selected Financial Information:

This discussion should be read in conjunction with the Company's annual audited financial statements dated February 29, 2004, which are incorporated by reference to this discussion.

The following table sets forth selected audited financial information of Megastar Development Corp. for the last three completed financial years.

	FISCAL YEARS ENDED		
	February 29, 2004	February 28, 2003	February 28, 2002
Net Income (Loss)	$ (121,420)	$ (111,395)	$ (144,242)
Loss Per Share	$ (0.01)	$ (0.02)	$ (0.04)
Total Assets	$114,014	$24,663	$22,297

Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	May 31, 2004	February 29, 2004	Nov. 30, 2003	August 31, 2003
$(Loss) Gain	(29,132)	(121,420)	(43,814)	(34,004)
$(Loss) per Share	(0.003)	(0.01)	(0.0006)	(0.004)
	May 31, 2003	February 28, 2003	Nov. 30, 2002	August 31, 2002
$(Loss) Gain	(19,161)	(111,395)	(31,393)	(30,514)
$(Loss) per Share	(0.003)	(0.02)	(0.005)	(0.005)

Operating expenses were $29,132, an increase of 52% ($9,971) compared to the operating expenses of $19,161 in prior years quarter ended May 31, 2003.

Increases were in: Administration including Management fees which increased marginally to $10,000 in 2004 compared to $8,500 in 2003, due to increased time required to report information in such documents as quarterly reports/schedules and regulatory filings. Professional fees, including legal, audit and accounting also increased to $9,017 in 2004 ($3,805 in 2003) as well as Shareholder information expenses increased to $4,130 (Nil in 2003) due to the preparation of various filings and mail-out of year-end audited financial statements and materials related to holding of the Annual General and Extraordinary Shareholders meeting of shareholders.

Liquidity and Solvency

During the quarter ended May 31, 2004 cash resources increased by $102,000. This as a result of closing of 600,000 units private placement at $0.17 per unit of which 250,000 were flow-through units and 350,000 non-flow-through units.

Financing and Share Issuances:

During the quarter ended May 31, 2004, the Company arranged flow-through and non flow-through financing as follows:
As announced on April 4, 2004, the Company closed its private placement in respect of 250,000 flow-through units and 350,000 non-flow-through units, at $0.17 per unit for total gross proceeds of $102,000. Each unit consists of one share plus one share purchase warrant exercisable for two years at an exercise price of $0.23 per share. The shares and warrants issued are subject to a hold period of four months, expiring July 12, 2004. The Company issued 600,000 shares at $0.17/share to net the treasury $102,000. Proceeds of the private placement will be used to finance historical data compilation, field exploration and drilling program on the company's Simkar gold property in Louvicourt township near Val d'Or, Que., evaluate additional properties of merit and for general working capital.

Working capital increased from $4,199 at May 31, 2003 to $169,007 at May 31, 2004. The Company has sufficient working capital to continue exploration of its property during the 2004 exploration season.

Capital Resources

The Company relies on the issuance of share capital to raise further capital and on its management to find sources of financing to provide additional working capital for new resource acquisitions and exploration. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms.

Investor Relations Activities

The Company has not entered into investor relations agreement during the period.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

(a) Simkar Property, Quebec

An increased amount of activity has been observed in "Val d'Or region" of Quebec with the rise in gold prices. Historically, AUR Resources Inc. has been actively exploring the area surrounding the Simkar Property. However, on March 17, 2004, Alexis Minerals Corp. announced that it has entered into an option agreement to acquire all Aur Resources' interests in 18 additional gold and base metal properties in the Val d'Or camp, Quebec. The properties cover 11,195.82 hectares (111.9 square kilometres) of highly prospective gold and base metal exploration tenements and include the Bonnefond, Louvex, Bevcon, Abitibi, Sleepy Lake, Mainstreet, Dumont, Lugold, Courageous, Chimo, Dunraine, Beacon, Columbiere, Annamaque, Faraday, Standard Gold, Manitou and Auriac properties. The transaction makes Alexis the largest single landholder in the Val d'Or camp, a world-class gold and base metal mining camp. The collective land position of Alexis will increase to over 270 square kilometres, covering eight past-producing mines and an existing fully permitted gold plant. A detailed property map of the land position is available at its Web site at: www.alexisminerals.com. The Company has spent over $800,000 on a drilling program 7 years ago indicating approximately 100,000 ounces of gold.

The Company has received an engineering report recommending a further drilling program on the Simkar Property and the management is discussing the program with drilling operators in the Val d'Or area of Quebec.

(b) Otish Mountain Claims, Quebec

During the year ended February 28, 2002, The Company acquired a 100% interest in 2,500 hectares in Otish Moutain Region of Quebec from Quebec Ministry of Natural Resources for cash of $10,000.

On April 2, 2004 the Company announced that it has elected not to proceed with the maintenance or exploration of the mineral claims in the Otish mountain region of Quebec, acquired from the Quebec Ministry of Natural Resources in 2002, and will let them lapse.

(c) Debut Property, Nevada

On March 15, 2004, the Company signed a letter of intent (thereafter "LOI") to enter into an option agreement with Golden Patriot (GPTC) to acquire a 50% interest in the Debut gold property located in Elko county, Nevada. Under the terms of the option, Megastar Development will incur work exploration and development costs of $1-million (U.S.), and will pay GPTC a cash consideration of $201,600 (U.S.) and issue 500,000 shares over five years. This transaction is subject to approval of the TSX Venture Exchange.

On May 14, 2004, the Company announced that it has decided not to proceed with this LOI. The Company will maintain its focus on advancing the exploration of the 100% owned Simkar property in Louvicourt Township, Quebec, to a stage of drilling in the near future.

(d) Material Changes

In the News Release disseminated through the facilities of the Canada Stockwatch and Market News on June 28, 2004 and the Material Change Report, BC FORM 51-102F filed with SEDAR on June 29, 2004, the following material changes were reported:

6. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and
7. All such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.

7. **Replacement of Corporate Articles** - Counsel asked for a motion from the floor authorizing the directors of the Company to alter the Company's Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with the proposed Articles attached as Schedule "A" to the Company's Information Circular. UPON MOTION IT WAS RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the Business Corporations Act (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting the Articles set out in Schedule A as the Articles of the Company; provided, however, that the inclusion of Part 22 in the Articles is conditional upon shareholder approval of the alteration of the Company's authorized share structure to create Class A Preference shares issuable in series.

Additionally, the Company also announces that at the meeting of the Board of Directors held subsequent to the Annual General Meeting, following officers were appointed:
Dusan Berka, P. Eng. – President & CEO
Hanif Sachedina – Secretary & CFO
Audit Committee: Messrs. Dusan Berka, Hanif Sachedina and Peter Haladin

4. OTHER

Additional information relating to the Company's operations and activities can be found by visiting the Company's website at www.megastardevelopment.com and by accessing the Company's Annual Information Form filed January 20, 2004 as well as numerous news release filed on SEDAR at www.sedar.com

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

(a) Simkar Property, Quebec

An increased amount of activity has been observed in "Val d'Or region" of Quebec with the rise in gold prices. Historically, AUR Resources Inc. has been actively exploring the area surrounding the Simkar Property. However, on March 17, 2004, Alexis Minerals Corp. announced that it has entered into an option agreement to acquire all Aur Resources' interests in 18 additional gold and base metal properties in the Val d'Or camp, Quebec. The properties cover 11,195.82 hectares (111.9 square kilometres) of highly prospective gold and base metal exploration tenements and include the Bonnefond, Louvex, Bevcon, Abitibi, Sleepy Lake, Mainstreet, Dumont, Lugold, Courageous, Chimo, Dunraine, Beacon, Columbiere, Annamaque, Faraday, Standard Gold, Manitou and Auriac properties. The transaction makes Alexis the largest single landholder in the Val d'Or camp, a world-class gold and base metal mining camp. The collective land position of Alexis will increase to over 270 square kilometres, covering eight past-producing mines and an existing fully permitted gold plant. A detailed property map of the land position is available at its Web site at: www.alexisminerals.com. The Company has spent over $800,000 on a drilling program 7 years ago indicating approximately 100,000 ounces of gold.

The Company has received an engineering report recommending a further drilling program on the Simkar Property and the management is discussing the program with drilling operators in the Val d'Or area of Quebec.

(b) Otish Mountain Claims, Quebec

During the year ended February 28, 2002, The Company acquired a 100% interest in 2,500 hectares in Otish Moutain Region of Quebec from Quebec Ministry of Natural Resources for cash of $10,000.

On April 2, 2004 the Company announced that it has elected not to proceed with the maintenance or exploration of the mineral claims in the Otish mountain region of Quebec, acquired from the Quebec Ministry of Natural Resources in 2002, and will let them lapse.

(c) Debut Property, Nevada

On March 15, 2004, the Company signed a letter of intent (thereafter "LOI") to enter into an option agreement with Golden Patriot (GPTC) to acquire a 50% interest in the Debut gold property located in Elko county, Nevada. Under the terms of the option, Megastar Development will incur work exploration and development costs of $1-million (U.S.), and will pay GPTC a cash consideration of $201,600 (U.S.) and issue 500,000 shares over five years. This transaction is subject to approval of the TSX Venture Exchange.

On May 14, 2004, the Company announced that it has decided not to proceed with this LOI. The Company will maintain its focus on advancing the exploration of the 100% owned Simkar property in Louvicourt Township, Quebec, to a stage of drilling in the near future.

(d) Material Changes

In the News Release disseminated through the facilities of the Canada Stockwatch and Market News on June 28, 2004 and the Material Change Report, BC FORM 51-102F filed with SEDAR on June 29, 2004, the following material changes were reported:

Annual and Extraordinary General Meeting of the Shareholders of the Company held on June 24, 2004, re-elected directors, appointed auditors, approved stock option plan and authorized the directors of the Company to transition the Company under the Business Corporation Act (British Columbia), to alter the Notice of the Articles of the Company to remove the Pre-Existing Company Provisions, to amend the Company's Charter to alter the authorized share structure of the Company and to alter the Company's Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with the proposed Articles that were attached to the Company's Information Circular.

The Company announces that at the Annual and Extraordinary General Meeting of the Shareholders of the Company held on June 24, 2004, following business was conducted and approved:

1. **Election of Directors** – Messrs. Peter Haladin, James Reamsbottom, Dusan Berka and Hanif Sachedina were elected directors of the Company

2. **Appointment of Auditors** – Amisano Hanson, Chartered Accountants were appointed auditors of the Copmany

3. **Stock Option Plan** – upon motion from the floor, it was resolved to amend the resolution to adopt and approve a formal fixed number stock option plan (the "Plan"), such Plan reserving 20% of the Company's issued shares as at the date of shareholder approval, being **2,047,796** shares. The Plan shall be in compliance with the policies of the TSX Venture Exchange, such that disinterested shareholder approval is not required.

4. **Transition Application** – Counsel asked for a motion from the floor authorizing the directors of the Company to transition the Company under the Business Corporations Act (British Columbia). UPON MOTION IT WAS RESOLVED that:
    1. The Company be and is hereby authorized to file a Transition Application containing the Notice of Articles as required by the Business Corporations Act;
    2. The Notice of Articles, in addition to containing the other information required to be included therein under the Business Corporations Act, shall provide that:
        (a) the authorized share structure shall consist of 100,000,000 common shares without par value; and
        (b) the Pre-Existing Company Provisions set forth in Table 3 to the British Columbia Business Corporations Regulation shall apply;
    3. The Company be and is hereby authorized to alter its Articles to the extent necessary to ensure compliance with section 438(3) of the Business Corporations Act by addition to the first page thereof the Company's incorporation number; and
    4. Any one director or officer of the Company be and is hereby authorized to execute such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions.

5. **Removal of Pre-Existing Company Provisions** - Counsel asked for a motion from the floor that the directors of the Company be authorized to alter the Notice of Articles of the Company to remove the Pre-Existing Company Provisions. UPON MOTION IT WAS RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the Business Corporations Act:
    1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the Business Corporations Act be removed and no longer apply to the Company;
    2. Any one director or officer of the Company be and is hereby authorized and

directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and

3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.

6. **Alteration of Authorized Share Structure** – Counsel asked for a motion from the floor authorizing the directors of the Company to amend the Company's Charter to alter the authorized share structure of the Company. UPON MOTION IT WAS RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the Business Corporations Act (British Columbia):
   1. The maximum number of Common shares that the Company is authorized to issue be increased from one hundred million (100,000,000) to an unlimited number of Common shares without par value;
   2. There be created an unlimited number of Class A Preference
   3. The Class A Preference shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:
      (a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
      (b) create an identifying name for the shares of that series, or alter any such identifying name; and
      (c) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions;
   4. The holders of Class A Preference shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Class A Preference shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class A Preference share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series;
   5. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class A Preference shares by the directors, holders of Class A Preference shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company;

6. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and
7. All such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies.

7. **Replacement of Corporate Articles** - Counsel asked for a motion from the floor authorizing the directors of the Company to alter the Company's Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with the proposed Articles attached as Schedule "A" to the Company's Information Circular. UPON MOTION IT WAS RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing the Notice of Articles as required by the Business Corporations Act (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and cancelling its existing Articles and creating and adopting the Articles set out in Schedule A as the Articles of the Company; provided, however, that the inclusion of Part 22 in the Articles is conditional upon shareholder approval of the alteration of the Company's authorized share structure to create Class A Preference shares issuable in series.

Additionally, the Company also announces that at the meeting of the Board of Directors held subsequent to the Annual General Meeting, following officers were appointed:
Dusan Berka, P. Eng. – President & CEO
Hanif Sachedina – Secretary & CFO
Audit Committee: Messrs. Dusan Berka, Hanif Sachedina and Peter Haladin

4. OTHER

Additional information relating to the Company's operations and activities can be found by visiting the Company's website at www.megastardevelopment.com and by accessing the Company's Annual Information Form filed January 20, 2004 as well as numerous news release filed on SEDAR at www.sedar.com

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

MEGASTAR DEVELOPMENT CORP.

CORPORATE DATA

Head Office

Unit 5, 9110 Glover Road, Box 865
Fort Langley, BC Canada V1M 2S2
Contact: Dusan Berka
Tel: (604) 341-3195
Fax: (604) 683-1350
Email: info@megastardevelopment.com
Website: www.megastardevelopment.com

Directors and Officers

Dusan Berka, P. Eng., President/Director
Hanif Sachedina, Secretary/Director
Peter Haladin, Director
James Reamsbottom, Director

Registrar and Transfer Agent

Pacific Corporate Trust Company Ltd.
10th Floor - 625 Howe Street
Vancouver, B.C. V6C 3B8

Solicitors

Clark, Wilson
#800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

Auditors

Amisano Hanson, CA's
#604 – 750 W. Pender Street
Vancouver, B.C.V6C 2T7

Listing

TSX Venture Exchange
Symbol: MDV